FMC

FRASER MILNER CASGRAIN LLP

Catherine Pham
Direct Line: 416-863-4444
catherine.pham@fmc-law.com

June 3, 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA

Dear Sirs/Mesdames:

Subject: Jannock Properties Limited (File No. 82-5062)
Information Furnished Pursuant to Rule 12G3-2(b)
Under the Securities Exchange Act of 1934

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed for your records are copies of the following documents which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the TSX Venture Exchange and which were or will be made public by the TSX Venture Exchange, or (iii) distributed or become required to distribute to its security holders:

(a) News Release dated June 2, 2004; and

(b) Form 51-102F3 - Material Change Report dated June 2, 2004.

The documents furnished pursuant to this letter are being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 6/15

If you have any questions or require any additional information, please do not hesitate to contact the undersigned.

Yours truly,

FRASER MILNER CASGRAIN LLP

Catherine Pham

CP/mb
Enclosures

cc: Brian Jamieson, Jannock Properties Limited
Richard Scott, Fraser Milner Casgrain LLP
Barb Ross, Fraser Milner Casgrain LLP

2186069_1.DOC

Jannock Properties Limited

Press Release

June 2, 2004

Jannock Properties Limited reports sale of 221-acre Britannia site.

TORONTO, ONTARIO—Jannock Properties Limited today announced that it has entered into an agreement to sell its 221-acre Britannia Road property in Mississauga to Orlando Corporation for $22 million cash. The property is being sold in its current condition and with its current zoning designations. Closing of the sale is expected to occur in September of this year.

Jannock Properties Limited is headquartered in Mississauga, Ontario. The mandate for the Company is to sell its assets for the best price possible and to distribute the proceeds to its shareholders. Jannock Properties Limited's shares are listed as a unit on the TSX Ventures Exchange (trading symbol: JPL.UN) and each unit currently consists of a combination of one Class B common share and 150 Class A special shares.

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1. <u>Name and Address of Company</u>

Jannock Properties Limited
2121 Britannia Road West, Unit 2
Streetsville, Ontario
L5M 2G6

Item 2. <u>Date of Material Change</u>

June 2, 2004

Item 3. <u>News Release</u>

A news release disclosing the nature and substance of the material change was disseminated via CCNMatthews on June 2, 2004.

Item 4. <u>Summary of Material Change</u>

Jannock Properties Limited announced that it has entered into an agreement to sell its 221-acre Britannia Road property in Mississauga, Ontario to Orlando Corporation for $22 million cash.

Item 5. <u>Full Description of Material Change</u>

Jannock Properties Limited has entered into an agreement to sell its 221-acre Britannia Road property in Mississauga, Ontario to Orlando Corporation for $22 million cash. The property is being sold in its current condition and with its current zoning designations. Closing of the sale is expected to occur in September 2004.

Item 6. <u>Reliance on subsection 7.1(2) or (3) of National Instrument 51-102</u>

Not Applicable.

Item 7. <u>Omitted Information</u>

Not Applicable.

Item 8. <u>Executive Officer</u>

Brian Jamieson
Chief Financial Officer
(905) 821-4464
bjamie@jannockproperties.com

2184653_1.DOC

Item 9. **Date of Report**

June 2, 2004